EXHIBIT A

CERAGON NETWORKS REPORTS FIRST QUARTER 2008
FINANCIAL RESULTS

        TEL AVIV, Israel, April 18, 2008 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), a leading provider of high-capacity wireless backhaul solutions, today reported results for the first quarter which ended March 31, 2008.

        Revenues for the first quarter of 2008 were $47.2 million, up 39% from $33.9 million for the first quarter of 2007 and 2% from $46.1 million in the fourth quarter of 2007.

        Net income in accordance with US Generally Accepted Accounting Principles (GAAP) for the first quarter of 2008 was $4.3 million or $0.12 per basic share and $0.11 per diluted share, compared to net income of $2.6 million in the first quarter of 2007, or $0.10 per basic share and $0.09 per diluted share.

        On a non-GAAP basis net income for the first quarter, excluding $644,000 of equity-based compensation expenses, was $4.9 million, or $0.13 per basic and diluted share. Non-GAAP net income for the first quarter of 2007 was $3.0 million, or $0.11 per basic share and $0.10 per diluted share. The growth in non-GAAP net income in the first quarter of 2008 was 63% when compared to the first quarter of 2007 (Please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP).

        Gross margin on a GAAP basis in the first quarter of 2008 was 35.3% of revenues.

        “We are pleased to report an excellent start to the year,” said Ira Palti, President and CEO of Ceragon. “Q1 revenues set a new record, our OEM business was excellent and growing demand in the Asia Pacific and EMEA regions more than offset the recent weakness in North America.  The global trends driving our business are very strong.  We are aggressively managing our costs to compensate for the potential impact of currency fluctuations and lower interest rates, and we continue to target 25-30% revenue growth.

        A conference call discussing Ceragon’s results for the first quarter of 2008, business conditions, outlook and guidance, will take place today, April 18, 2008, at 9:00 a.m. (EDT). Investors can join the Company’s teleconference by calling (800) 230-1951 or international (612) 332-0634 at 8:50 a.m. EDT.

        Investors are also invited to listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: (800) 475-6701or international (320) 365-3844, Access code 917161.

        A replay of both the call and the webcast will be available through May 18, 2008.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) is a leading provider of high capacity wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. Ceragon’s wireless backhaul solutions use microwave technology to transfer large amounts of network traffic between base stations and the infrastructure at the core of the mobile network. Ceragon designs solutions to provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Ceragon’s solutions support all wireless access technologies, including GSM, CDMA, EV-DO and WiMAX. These solutions address wireless service providers’ need to cost-effectively build-out and scale their infrastructure to meet the increasing demands placed on their networks by growing numbers of subscribers and the increasing demand for premium data services. Ceragon also provides its solutions to businesses and public institutions that operate their own private communications networks. Ceragon’s solutions are deployed by more than 150 service providers of all sizes, as well as in hundreds of private networks, in nearly 100 countries. More information is available at www.ceragon.com

Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Network s Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

        This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

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Ceragon Reports First Quarter 2008 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended March 31,
	2008	2007

Revenues	$47,176	$33,936
Cost of revenues	30,515	21,627

Gross profit	16,661	12,309

Operating expenses:
Research and development	4,819	3,490
Selling and marketing	7,026	5,250
General and administrative	1,361	1,119

Total operating expenses	$13,206	$9,859

Operating profit	3,455	2,450
Financial income, net	818	173

Net income	$4,273	$2,623

Basic net earnings per share	$0.12	$0.10

Diluted net earnings per share	$0.11	$0.09

Weighted average number of shares used in computing basic net
earnings per share	36,943,142	27,600,884

Weighted average number of shares used in computing diluted
net earnings per share	38,830,582	29,148,689

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Ceragon Reports First Quarter 2008 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	March 31, 2008	December 31, 2007

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	48,298	58,650
Short-term bank deposits	23,151	25,997
Marketable securities	8,809	6,399
Trade receivables, net	41,520	40,533
Other accounts receivable and prepaid expenses	8,947	10,888
Inventories	34,168	36,763

Total current assets	$164,893	$179,230

LONG-TERM INVESTMENTS:
Long-term bank deposits	12,154	12,030
Long-term marketable securities	28,196	18,665
Severance pay funds	3,788	3,268

Total long-term investments	44,138	33,963

PROPERTY AND EQUIPMENT, NET	5,309	4,447

Total assets	$214,340	$217,640

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	22,707	$25,173
Deferred revenues	4,628	6,702
Other accounts payable and accrued expenses	12,825	14,935

Total current liabilities	$40,160	$46,810

LONG-TERM LIABILITIES
Accrued severance pay	5,954	5,286
Other payables	2,232	4,650

Total long-term liabilities	$8,186	$9,936

SHAREHOLDERS' EQUITY:
Ordinary shares	91	91
Additional paid-in capital	281,939	281,086
Other comprehensive income	254	280
Accumulated deficit	(116,290)	(120,563)

Total shareholders' equity	165,994	160,894

Total liabilities and shareholders' equity	$214,340	$217,640

Ceragon Reports First Quarter 2008 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S.dollars, in thousands)
(Unaudited)

	Three month ended March 31,
	2008	2007

Cash flow from operating activities:
Net income	4,273	2,623
Adjustments to reconcile net income to net cash
used in operating activities:

Depreciation	392	320
Stock-based compensation expense	644	390
Decrease (increase) in trade and other
receivables, net	928	(489)
Decrease (increase) in inventory	2,595	(4,811)
Decrease in trade payables and accrued liabilities	(6,884)	(2,465)
Increase (decrease) in deferred revenues	(2,074)	3,841
Other adjustments	(19)	(37)

Net cash used in operating activities	(145)	(628)

Cash flow from investing activities:
Purchase of property and equipment ,net	(1,034)	(474)
Investment in short and long-term bank deposits	(13,209)	-
Proceeds from short and long-term bank deposits	16,057	3,337
Investment in held-to-maturity marketable securities	(14,000)	(1,200)
Proceeds from maturities of held-to-maturity
marketable securities	2,100	3,384

Net cash provided by (used in) investing activities	(10,086)	5,047

Cash flow from financing activities:
Proceeds from exercise of options	209	1,163
Issuance costs	(330)	-

Net cash provided by (used in) financing activities	(121)	1,163

Increase (decrease) in cash and cash equivalents	(10,352)	5,582

Cash and cash equivalents at the beginning of the period	58,650	10,170

Cash and cash equivalents at the end of the period	48,298	15,752

Ceragon Reports First Quarter 2008 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
U.S. dollars in thousands, except share and per share data

	Three months ended March 31,
	2008			2007
	GAAP (as reported)	Adjustment (*)	Non-GAAP	Non-GAAP

Revenues	$47,176		$47,176	$33,936
Cost of revenues	30,515	70	30,445	21,598

Gross profit	16,661		16,731	12,338

Operating expenses:
Research and development	4,819	159	4,660	3,428
Selling and marketing	7,026	279	6,747	5,102
General and administrative	1,361	136	1,225	968

Total operating expenses	$13,206		$12,632	9,498

Operating profit	3,455		4,099	2,840
Financial income, net	818		818	173

Net income	$4,273		$4,917	$3,013

Basic net earnings per share	$0.12		$0.13	$0.11

Diluted net earnings per share	$0.11		$0.13	$0.10

Weighted average number of shares used in
computing basic net earnings per share	36,943,142		36,943,142	27,600,884

Weighted average number of shares used in
computing diluted net earnings per share	38,830,582		38,830,582	29,148,689

Total adjustments		644

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R)

Ceragon Reports First Quarter 2008 Results

Contact: Vered Shaked
Investor Relations Manager
Ceragon Networks Ltd.
Int'l +(972) 52 573 5513
US (201) 853 0228
vereds@ceragon.com